Allied Gold Mining Plc
Registered Number 7553802 (UK)

Corporate Office:
Building 23, 2404 Logan Road
Eight Mile Plains, Qld, 4113, Australia
PO Box 4816, Eight Mile Plains, Qld, 4113
Tel +61 7 3252 5911 Fax +61 7 3252 3552

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

31 October 2011

ACTIVITIES REPORT FOR SEPTEMBER QUARTER 2011

- ***Group production for 3 months (36,085 ounces) and 9 months (77,157 ounces)***
- ***Full year calendar year guidance of 110,000 ounces***
- ***Group production moving to run rate of 200,000 ozpa in 2012***

Allied Gold Mining Plc ("Allied Gold" or "the Company") provides the following summary and overview of its activities for the quarter ended 30 September 2011.

Operational Overview

- Group gold production in Q3 2011 (36,085 oz) compared to Q2 2011 (28,344 oz)
- Average gold sales price of US$1,751 in Q3 2011 compared to US$1,518 in the Q2 2011.
- At the Simberi mine in Papua New Guinea a 12% decrease in gold production to 15,899 oz at a gross cash cost of US$1,064/oz compared to June quarter production of 18,131 oz at a gross cash costs of US$822/oz.
- Higher than expected cash costs at Simberi a function of lower gold production and increased diesel and fuel transportation costs (costs savings of approximately US$50/oz expected by September quarter 2012 as power generation moves from diesel to heavy fuel oil).
- At Gold Ridge in the Solomon Islands, 97% increase in gold production to 20,186 ounces as mine moves through commissioning and ramp up. Mill throughput for quarter was 73% of 2.5 Mtpa name plate capacity and gold grade and recoveries in line with expectations.
- Gross cash costs at Gold Ridge of US$1,135/oz reflect the commissioning phase with costs to move towards US$850/oz during 2012 as the mine moves to 100,000 ozpa rate.

Corporate Overview

- Unaudited operating profit after tax of US$3.8 million for the three months ended 30 September 2011.
- Cash at Bank as at 30 September of US$48.5 million with interest bearing liabilities of US$55.9 million.
- No gold hedging.
- Inclusion in FTSE 250 Index effective 3rd October 2011.

Outlook and Guidance

- Gold Ridge to continue production ramp up in December quarter with production between 18,000-23,000 ounces.
- Simberi guidance for December quarter of between 12,000 to 14,000 ounces given 3 week shutdown for repair to ball mill and an additional 3 days of anticipated preventative maintenance that may be undertaken during the December quarter.
- Heavy Fuel Oil (HFO) generator sets ordered for Simberi and due for installation by June 2012 with expansion of Simberi mill from 2.5 Mtpa to 3.5 Mtpa by September quarter 2012.
- Ongoing operating expenditure and committed capital expenditure fully funded through existing cash resources and forecast operating cash flows.

Frank Terranova, Chief Executive Officer and Managing Director of Allied Gold, commented:

"Gold Ridge is part way through its ramp up phase and as it moves through the final stages of this phase, cash costs will begin to fall.

At Simberi it has been a challenging 2011 so far. The September quarter production was lower than budget due to a number of weeks of prolonged wet weather which limited mine and ore access. After the quarter end on 2nd October a gear failure in the Ball Mill required significant repairs. The repairs are now complete, but Simberi has lost approximately three weeks of production. We anticipate gold production for the December quarter of between 12,000 and 14,000 ounces and approximately 58,000 ounces for calendar year 2011.

Group production for 2011 should be approximately 110,000 ounces before the company moves to a run rate of 200,000 ounces per annum during 2012."

Allied Gold will host a conference call on Monday, 31 October 2011 at 09:00am (London, UK time) to update investors and analysts on its quarterly results. Participants may join the call by dialling one of the following numbers, approximately 10 minutes before the start of the call.
Participant pass code: 158677#

From UK: (toll free) 0800 368 1895	**From US:** (toll free) 1866 928 6049
From Canada: (toll free) 1866 561 8617	**From rest of world:** + 44 20 3140 0693

For further information please contact:

Allied Gold Mining Plc (Investor and Media) - Simon Jemison,	+61 418 853 922
RBC Capital Markets (Corporate Brokers) - Stephen Foss / Matthew Coakes / Daniel Conti	+44 (0) 207 653 4000
Oriel Securities (Joint Corporate Broker) - Jonathan Walker / Michael Shaw/Ashton Clanfield	+44 (0) 207 710 7600
Buchanan (Financial PR Advisor) - Bobby Morse / Charles O'Brien	+44 (0) 207 466 5000

ABOUT ALLIED GOLD MINING PLC

Allied Gold is a Pacific Rim gold producer, developer and exploration company listed on the London Stock Exchange's Main Market (ALD), Toronto Stock Exchange (ALD) and the Australian Securities Exchange (ALD). It owns 100% of the Simberi gold project, located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG, and has a 100% interest Gold Ridge gold project, located on Guadalcanal Island in the Solomon Islands. Allied Gold has resources of 8.6Moz inclusive of 3.4Moz of reserves and an extensive exploration programme is underway. The Company is rapidly ramping up production and targeting a run rate of 200,000oz CY 2012.

Reporting Periods

As part of the Company's admission in June to the LSE's Main Market, Allied Gold moved its year-end to 31 December; hence the September quarter is its third quarter results. The functional currency of the Company is United States dollars ("USD") and results in this report are presented in United States dollars ("USD") unless stated otherwise.

Group Production

Gold production for the September quarter at a group level was 36,085 ounces.

Production for the nine months to 30 September 2011 was 77,157 ounces.

Operations - Simberi (Papua New Guinea)

Simberi produced 15,899 ounces for the September quarter at a gross cash cost of US$1,064/oz and 44,897 ounces for the nine months to 30 September at a gross cash cost US$944/oz.

Total cost per ounce (that is after inventory adjustments, depreciation and amortization) was US$1,424/oz in the September quarter and US$1,288 for the nine months.

Gross cash costs have increased during 2011 towards U$1,050/oz, compared to the US$850/oz achieved in most of calendar 2010, due lower gold production (approximately 20% lower than budgeted with its commensurate impact on costs) and higher energy and non recurring logistics-related costs due to the unavailability of Allied Gold's transport ship, *Lady Geraldine* for most of August and September.

Allied Gold is targeting to get back to gross cash costs of approximately US$850/oz in 2012 (at a run rate of 72,000 ozpa) before likely fuel/energy saving initiatives (US$30-$50/oz) and greater efficiencies to be derived from an increase in the run rate to 100,000 ozpa later in 2012.

Project - Simberi Oxide Expansion and Energy Initiatives

Expansion of the Simberi oxide processing circuit from 2.5 Mtpa to 3.5 Mtpa is expected to be completed in the September quarter of 2012. The majority of engineering design and civil works preparation has been completed.

Allied Gold has already spent US$10 million on design, engineering, civil works and ordering of long lead items. The company expects to expend a further US$4m in the December quarter and approximately US$30 million in the half year to June 2012. The Simberi expansion also includes installation of a cyanide destruction unit associated with the tailings disposal system which was not in the original scope of works.

A semi autogenous mill (SAG) mill is on site at Simberi. The Company has the fleet of haulage trucks on site to support the expansion but the major long lead items such as a thickener and the ore reclaimer are awaiting delivery. The lead time on the ore reclaimer is approximately 26 weeks.

Diesel costs at Simberi are approximately US$1.15 a litre with generating costs for processing approximately US$120/oz in the September quarter. Additional fuel and consumables transport costs were responsible for a further US$60/oz impost on project-wide operating costs in the September while the *Lady Geraldine* was in dry dock.

As part of lowering operating costs and installing energy for the long term, Simberi will transition from diesel fuel generation to heavy fuel oil (HFO) during mid 2012 to take advantage of the 30 per cent price differential between the landed cost of diesel and HFO. This is expected reduce the cost of power generation by US$30-50/oz based on current market prices.

In October 2011, the Company ordered HFO generator sets. The units will be installed during March-June 2012 as the diesel sets are taken off line and progressively replaced with HFO units.

Installing HFO at Simberi is estimated to cost approximately US$20 million through the purchase of generator sets, storage tanks, support vessels and infrastructure. Of the US$20 million, approximately US$2 million will be expended in the December quarter and the remaining US$18 million in the half year to June 2012.

In the December quarter the total capital expenditure on Simberi is expected to be US$6.5m, including (i) US$500 thousand repairs to the Simberi mill, (ii) the ordering of the HFO units and (iii) and the engineering design and the purchase of plant for the expansion.

Project - Simberi Sulphide Study

Resource drilling and study work continues on the Simberi sulphides with a new resource estimate expected in June 2012 prior to the finalisation of a Bankable Feasibility Study due in the September quarter 2012.

The Company has one million ounces of Simberi sulphides in reserves. One of the key parameters for the BFS is to have recoverable reserves of approximately 1.5 million ounces to feed a 2.5 Mtpa roaster producing 130,000 - 150,000 ozpa. The possible sulphide development would occur mid-decade once sufficient volumes of the oxide cap at Simberi have been processed.

Operations - Gold Ridge (Solomon Islands)

At Gold Ridge ramp up continues with a 96% increase in gold production to 20,186 ounces in the September quarter.

Plant throughput of 459,990 tonnes for the quarter is approximately 73% of the name plate capacity. As is usual in commissioning a number of days were lost due to a variety of factors including blockages in raw and waste water return lines, crushing capacity, and operator training.

The ore grade increased to an average of 1.98 g/t in the September quarter from 1.19 g/t in the June quarter. The Company's commissioning strategy includes the treatment of lower grade remnant ore material from the Valehaichichi pit which will continue in the December quarter.

Gold Ridge continues to undertake process and recovery optimization activities including research trials to assess the impact of introducing lead nitrate and/or additional oxygen capacity into the plant.

Ramp up is continuing at Gold Ridge with between 18,000 and 23,000 ounces expected in the December quarter. By the March quarter 2012, Gold Ridge should show the benefit of it blending ore strategy from multiple pits.

Gold Ridge commenced recognizing revenue and production costs into the statement of comprehensive income, effective from July 1, 2011.

Gross cash costs for the quarter were US$1,135 per ounce. As production increases to the life or mine rate of 100,000 to 110,000 ozpa cash costs will reduce towards the targeted gross cash cost of US$850 per ounce.

Project - Gold Ridge Energy Saving Initiatives

Energy is a major cost for Gold Ridge and the Solomons Islands. The country is reliant on diesel for its domestic power generation. The landed cost of diesel is approximately US$1.41 a litre.

At Gold Ridge, the Company has 14 MW of installed diesel generation through a hire-agreement with Aggreko. Energy accounts for approximately 20 per cent (US$150-170/oz) of Gold Ridge's operating costs.

The Solomons Government and the World Bank/IFC have called for tenders on the mid-decade development of hydro power development at Tina River, approximately 15 kilometres from Gold Ridge. The Company fully supports the scheme and has indicated its willingness to underpin its development with a long term off take agreement and

accelerated construction options. Expressions of interest and requests for proposals are expected in the first half of 2012.

Allied Gold is also in discussions with the Solomon Island government on sharing infrastructure or using heavy fuel oil (HFO) as a replacement for diesel power generation as an interim step before the hydro scheme.

The Company is investigating replacing diesel generating capacity at Gold Ridge with HFO options similar to the program being undertaken at Simberi, PNG. International demand for new HFO generators has seen delivery times stretch to almost 52 weeks. Allied Gold is actively reviewing its options, but the earliest any HFO initiative could be installed at Gold Ridge would be 2013.

Exploration

At Simberi, exploration has focused on resource definition and metallurgical core drilling for the Simberi Sulphide Bankable Feasibility Study, due to be presented in 2012. Reverse circulation drilling targeted oxide mineralisation between Pigibo and Sorowar.

At Gold Ridge, exploration core drilling commenced in April. Drilling is initially targeting the Charivunga Mineralised Zone, between the Namachamata and Kupers deposits, where previous operators produced significant down hole intercepts in core holes. Assay results from the first 4 holes were announced on 31st August 2011.

At Avuavu on the central southern coast of Guadalcanal, the Solomon Islands Ministry of Mines, Energy and Rural Electrification, has issued Allied Gold through its subsidiary Australian Solomon Gold (SI) Ltd with a Letter of Intent for a 122 km^2 Avuavu Special Prospecting Licence (SPL) application. The letter grants the company a minimum 6 months to negotiate a surface access agreement with local landowners, the prerequisite to the granting of full exploration rights.

Financials

The Company produced 36,085 ounces in the September quarter and sold 31,035 ounces at an average price of US$1,751 per ounce.

Cash flow from operations for the quarter was a positive inflow of US$8.4 million and operating profit after tax for the quarter was US$3.8 million. The consolidated profit after tax for the nine months was US$0.9 million.

Cash as at 30 September stood at US$48.5m with gold at the refinery of 4,341 ounces interest bearing liabilities of US$55.9m. The company has no gold hedging.

Corporate

On 30 June 2011, Allied Gold Mining Plc became the holding company of the Allied Gold Limited Group pursuant to a Scheme of Arrangement. As part of the Scheme of Arrangement in the June quarter, the Group completed a 1 for 6 share consolidation.

Allied Gold Mining Plc listed on the LSE Main Market on 30 June 2011 and in October 2011 was included in the FTSE 250 index.

The Company uses the same ticker code (ALD) on all three exchanges, the LSE, the Australian Securities Exchange and the Toronto Stock Exchange.

APPENDIX 1 - KEY PRODUCTION STATISTICS

SIMBERI PRODUCTION METRICS QUARTERLY PERFORMANCE (JUNE 2010 to SEPT 2011)

		Jun Q 2010	Sept Q 2010	Dec Q 2010	Jan-Dec 2010	Mar Q 2011	Jun Q 2011	Sep Q 2011	Jan-Sep 2011
Ore	t	552,420	594,497	655,288	2,241,526	423,513	605,366	**569,049**	1,597,928
Waste	t	241,258	535,193	528,031	1,491,093	568,001	402,130	**318,172**	1,288,303
Total Mined	t	793,678	1,129,690	1,183,319	3,732,619	991,514	1,007,497	**887,221**	2,886,231
Milled	t	544,317	570,473	583,031	2,137,139	368,791	563,331	**528,702**	1,461,004
Grade	g/t	1.19	1.09	1.14	1.16	1.03	1.14	**1.07**	1.09
Recovery	%	89.3%	91.3%	88.5%	88.9%	89.4%	87.5%	**87.2%**	87.9%
Gold Produced	oz	18,109	18,206	18,921	69,974	10,867	18,131	**15,899**	44,897
Gold Sold	oz	16,526	16,935	16,621	64,147	16,034	15,005	**15,337**	46,376
Gold Price	US$/oz	1,150	1,224	1,370	1,218	1,381	1,518	**1,751**	1,574

SIMBERI COST METRICS QUARTERLY PERFORMANCE (JUNE 2010 to SEPT 2011)

		Jun Q 2010	Sept Q 2010	Dec Q 2010	Jan-Dec 2010	Mar Q 2011	Jun Q 2011	Sep Q 2011	Jan-Sep 2011
Mining	US$/oz	128	146	196	162	283	214	283	255
Milling	US$/oz	346	310	366	339	504	379	468	441
Administration	US$/oz	166	168	196	168	359	253	333	307
Inventory	US$/oz	(53)	5	(138)	(33)	(176)	(24)	(20)	(59)
Gross Cash Cost - (C1)	US$/oz	**586**	**629**	**621**	**636**	**969**	**822**	**1064**	**944**
Royalties	US$/oz	24	26	27	25	45	28	37	35
Refining & Transport	US$/oz	4	5	4	4	6	10	4	7
Net Cash Cost	US$/oz	**614**	**660**	**652**	**666**	**1,020**	**860**	**1,105**	**986**
Depreciation & Amortization	US$/oz	179	196	211	195	332	270	319	302
Total Cost	US$/oz	**793**	**856**	**863**	**861**	**1,353**	**1,130**	**1,424**	**1,288**

GOLD RIDGE PRODUCTION METRICS QUARTERLY PERFORMANCE (JUNE 2010 to SEPT 2011)

		Jun Q 2010	Sept Q 2010	Dec Q 2010	Jan-Dec 2010	Mar Q 2011	Jun Q 2011	Sep Q 2011	Jan-Sep 2011
Ore	t	-	-	80,628	**80,628**	166,737	293,584	**566,829**	1,027,150
Waste	t	-	128,957	341,183	**470,140**	586,784	1,069,133	**801,403**	2,457,347
Total Mined	t	-	128,957	421,811	**550,768**	753,521	1,362,717	**1,368,259**	3,484,497
Milled	t	-	-	-	-	54,982	416,694	**459,990**	931,666
Grade	g/t	-	-	-	-	1.32	1.19	**1.98**	1.59
Recovery	%	-	-	-	-	69.8%	63.9%	**69.7%**	67.1%
Gold Produced	oz	-	-	-	-	1,861	10,213	**20,186**	32,260
Gold Sold	oz	-	-	-	-	-	6,276	**15,698**	21,974
Gold Price	US$/oz	-	-	-	-	-	1,518	**1,751**	1,684

GOLD RIDGE COST METRICS QUARTERLY PERFORMANCE (JUNE 2010 to SEPT 2011)*

		Jun Q 2010	Sept Q 2010	Dec Q 2010	Jan-Dec 2010	Mar Q 2011	Jun Q 2011	Sep Q 2011	Jan-Sep 2011
Mining	US$/oz	-	-	-	-	-	-	244	244
Milling	US$/oz	-	-	-	-	-	-	541	541
Administration	US$/oz	-	-	-	-	-	-	269	269
Inventory	US$/oz	-	-	-	-	-	-	81	81
Gross Cash Cost - (C1)	US$/oz	-	-	-	-	-	-	**1,135**	**1,135**
Royalties	US$/oz	-	-	-	-	-	-	22	22
Refining & Transport	US$/oz	-	-	-	-	-	-	25	25
Net Cash Cost	US$/oz	-	-	-	-	-	-	**1,182**	**1,182**
Depreciation & Amortization	US$/oz	-	-	-	-	-	-	290	290
Total Cost USD	US$/oz	-	-	-	-	-	-	**1,472**	**1,472**

*no cash costs metrics are available and all production costs to date have been capitalized, net of any revenue generated from the sale of gold.

APPENDIX 2 - ALLIED GOLD MINING GROUP – KEY QUARTERLY FINANCIAL STATISTICS

		Jun Q 2010	Sept Q 2010	Dec Q 2010	Jan –Dec 2010	Mar Q 2011	Jun Q 2011	Sep Q** 2011	Jan –Sep** 2011
Sales Revenue	US$m	16.7	18.2	20.6	69.0	21.9	22.8	54.7	101.4
Gross Margin	US$m	(0.2)	3.5	4.4	10.0	5.1	2.2	10.6	18.3
Corporate Expenses	US$m	(2.8)	(2.3)	(2.4)	(10.7)	(3.7)	(5.1)	(2.3)	(11.5)
Share based remuneration	US$m	(0.0)	0.0	1.2	1.2	0.0	(0.1)	-	-
Foreign Exchange	US$m	2.5	(0.4)	0.9	1.3	0.8	(1.1)	(2.5)	(2.7)
Other Expenses/income	US$m	34.2	0.5	4.2	39.1	0.1	0.4	0.4	0.9
Financial Expenses	US$m	(2.8)	(0.3)	(0.1)	(4.1)	(0.8)	(0.9)	(2.4)	(4.1)
Profit/(loss) period	US$m	**30.9**	**1.0**	**8.2**	**37.0**	**1.5**	**(4.6)**	**3.8**	**0.9**
Income / (loss) per share*	US$ cents	17.80	0.54	4.76	22.15	0.90	(2.60)	1.92	0.45
Income / (loss) per share (diluted)*	US$ cents	17.75	0.54	4.70	21.99	0.84	(2.60)	1.90	0.44
Cashflow from operations	US$m	4.5	4.9	2.4	(3.4)	6.8	7.0	8.4	22.7
Cashflow from investing activities	US$m	(18.5)	(50.3)	(47.4)	(148.3)	(22.9)	(35.1)	(36.1)	(96.2)
Cashflow from financing activities	US$m	(0.5)	33.7	9.2	40.7	(2.6)	94.4	(4.2)	88.3
Net Cash Flow	US$m	**(14.5)**	**(11.8)**	**(35.8)**	**(111.0)**	**(18.7)**	**66.2**	**(31.9)**	**14.8**
Cash at bank	US$m	73.1	65.3	36.2	36.2	16.2	83.1	48.5	48.5
Interest bearing liabilities	US$m	5.3	37.4	53.9	53.9	53.8	58.0	55.9	55.9

*adjusted for 1 for 6 share consolidation which was undertaken in the June 2011 quarter as part of the Scheme of Arrangement.
**balances are adjusted for the change in functional currency that occurred in the September 2011 quarter. Refer to Allied Gold Mining PLC Interim Financial Report for the Three and Nine Months Ended September 30, 2011, Note 2(b) for further details.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Competent Person

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.